Exhibit (a)(1)(I)

To:

From:

Subject: REMINDER: Cardinal Health, Inc. Stock Option Exchange Program

Date:

The email copied below was sent to you by Cardinal Health, Inc. on June 19, 2009. The offer is scheduled to expire at 11:59 p.m. Eastern Time on Friday, July 17, 2009. If you wish to participate in the offer, your election must be received prior to the expiration of the offer. You may change or withdraw your election to participate at any time prior to the expiration of the offer. To participate, please visit the offer website through the following link: https://cardinalhealth.equitybenefits.com.

I am pleased to announce that we have officially launched the Cardinal Health, Inc. Stock Option Exchange Program effective today, Friday, June 19, 2009. The Stock Option Exchange Program allows you an opportunity to voluntarily exchange certain employee stock options for new options covering a lesser number of Cardinal Health common shares. Complete details are available through the website link set forth below. The offer will expire at 11:59 p.m. Eastern Time on Friday, July 17, 2009, unless we extend the offer, and is subject to terms and conditions described in the website discussed below. Your election must be received prior to the expiration of the offer if you wish to participate in the offer. You may change or withdraw your election to participate at any time prior to the expiration of the offer.

You will be able to learn more about the Stock Option Exchange Program, review or print the formal Offer to Exchange document and make your election to participate in the Stock Option Exchange Program through a secure, external website (the “offer website”), at https://cardinalhealth.equitybenefits.com, dedicated specifically to the Stock Option Exchange Program. If you are a U.S. employee or are on a global assignment from the U.S., in order to log in to the offer website, you must enter a login id (this is your six-digit employee number) and an initial password (this is the last 4 digits of your social security number). If you are not a U.S. employee, please use your email address as your login id and Cardinal01 as your password. Once you have logged in, you will be prompted to change your password. You may access the offer website through a computer provided at Cardinal Health office locations or through any other computer with internet access. In order to participate in the offer, eligible employees receiving this notice by email must use the offer website.

Please visit the offer website through the following link https://cardinalhealth.equitybenefits.com and follow the instructions for accessing your personal information, learning more about the offer and making and submitting your elections. The offer website includes the Offer to Exchange, which describes the terms and conditions of the offer, an online form that you may use to accept the offer or change or withdraw an election, a list of frequently asked questions (FAQs) which we may add to/update over the course of the offer period, a webcast providing helpful information regarding the offer and other relevant materials.

We have engaged Stock & Option Solutions to assist us in administering the offer. If you have questions, please telephone Stock & Option Solutions toll-free at 1-800-936-5340 (from within the United States and Canada) or at 1-614-808-1620 (from outside the United States or Canada) or email them at StockOptionExchangeProgram@cardinalhealth.com. There is no need to reply to this email message; any questions should be directed to Stock & Option Solutions.

Cardinal Health and Stock & Option Solutions make no recommendations as to whether you should participate in the Stock Option Exchange Program and encourage you to consult with your own advisors regarding your decision.